UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 3

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nanosphere, Inc.

(Name of Subject Company)

Commodore Acquisition, Inc.

(Offeror)

Luminex Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

63009F105

(Cusip Number of Class of Securities)

Richard W. Rew, II

Luminex Corporation

Senior Vice President, General Counsel and Corporate Secretary

12212 Technology Boulevard, Austin, Texas 78727

512-219-8020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan M. Minnen, Esq.

M. Timothy Elder, Esq.

Smith, Gambrell & Russell LLP

1230 Peachtree Street NE, Suite 3100

Atlanta, Georgia 30309-3592

404-815-3500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$90,336,420	$9,096.88***

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by adding (i) 49,708,909 outstanding shares of common stock of Nanosphere, Inc. (“Nanosphere”), par value $0.01 per share (the “Shares”), multiplied by the offer price of $1.70 per Share, (ii) 442,671 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $1.70 per Share, multiplied by $0.035902, which is the offer price of $1.70 per Share minus the weighted average exercise price for such options of $1.664098 per Share, (iii) 4,628,531 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $1.70 per Share, multiplied by $ 1.256421, which is the offer price of $1.70 per Share minus the weighted average exercise price for such warrants of $0.443579 per Share. The calculation of the filing fee is based on information provided by Nanosphere as of June 1, 2016.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.
***	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,096.88	Filing Party: Luminex Corporation
Form or Registration No.: Schedule TO (File No. 005-83365)	Date Filed: June 2, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on June 2, 2016 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (“Nanosphere”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2016, which was annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which was annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

This Amendment No. 3 should be read together with the Schedule TO and is being filed to amend and supplement Items 1-9 and Item 11 of the Schedule TO as reflected below.

Items 1-9 and Item 11.

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger.

The Offer and withdrawal rights expired at 12:00 Midnight, Eastern Daylight Time, at the end of June 29, 2016. The Depositary has advised Luminex and Purchaser that, as of the expiration of the Offer, a total of 45,252,609 Shares had been validly tendered into and not validly withdrawn from the Offer (not including 953,173 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 85.6% of the currently outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not withdrawn, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that the Merger was consummated on June 30, 2016, without the affirmative vote of the Nanosphere stockholders, pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by any Nanosphere stockholders who properly demanded appraisal of such Shares in connection with the Merger as described in Section 15 – “Certain Legal Matters” under the heading Appraisal Rights) was converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes. All Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

The full text of the press release issued on June 30, 2016, announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Luminex Corporation on June 30, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

LUMINEX CORPORATION

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Senior Vice President, General Counsel and Corporate Secretary

NANOSPHERE, INC.

By:	/s/ Richard W. Rew, II
Name:	Richard W. Rew, II
Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated June 2, 2016

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(B)	Letter to Nanosphere, Inc. employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(C)	Letter to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(a)(5)(D)	Joint Press Release issued by Luminex Corporation and Nanosphere, Inc. on May 23, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(E)	Email to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 23, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(F)*	Form of summary advertisement, published in The Wall Street Journal on June 2, 2016

(a)(5)(G)*	Press Release issued by Luminex Corporation on June 2, 2016

(a)(5)(H)	Press Release issued by Luminex Corporation on June 30, 2016

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated May 15, 2016, by and among Commodore Acquisition, Inc., Luminex Corporation and Nanosphere, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nanosphere, Inc. with the Securities and Exchange Commission on May 16, 2016)

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of May 22, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nanosphere, Inc. with the Securities and Exchange Commission on May 23, 2016)

(d)(3)*	Second Amendment to Agreement and Plan of Merger, dated as of June 1, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

(d)(4)	Form of Support Agreement, dated May 15, 2016, by and between Luminex Corporation and each of the stockholders signatory thereto (incorporated by reference to Exhibit 99.4 to Form 8-K filed by Luminex Corporation with the Securities and Exchange Commission on May 16, 2016)

(d)(5)*	Confidentiality Agreement, dated as of November 6, 2015, by and between Luminex Corporation and Nanosphere, Inc.

(d)(6)*	Letter of Intent, dated as of April 22, 2016, by and between Luminex Corporation and Nanosphere, Inc.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.